Best First Quarter Since 1998

Dear Shareholders,

In a few days you will receive your first quarter statement. The rally that started in January has continued unabated through March giving the stock market its best first quarter since 1998. Our stock Growth & Income Fund is up just over 20% with the S&P 500 Index up 12.6%. Our above average performance can be attributed to bank and insurance companies which six months ago were given up for dead, along with a nice investment in Apple Computer which is up 48% since January first. Also, healthcare companies such as HMO's, large pharmaceuticals (Abbott Labs and Merck) and the small biotech company Agenus contributed to this advance.

So does the 20% increase in the first quarter prevent us from additional appreciation for the remainder of 2012? Not in the least! We see much of the first quarter performance as just a rebound, or catch up rally from a fourth quarter decline in 2011. My reasons for stock market optimism, as detailed in recent letters, are still very valid. Stocks are undervalued both on a historical basis and relative to alternative investments such as bonds, CD's and real estate. For obvious reasons though, stock investing is hated. The cliche says that you should "buy straw hats in the winter" when they are not needed and therefore cheaper. Well, for the stock market, this is winter and stocks are still cheap.

Interest Rates/ Bond Income Fund

In the middle of March we saw the first interest rate increase in many months. The ten year U.S. Government Treasury bond, which is the bellwether of bond investments indicating both direction and performance in the bond market declined, causing a spike up in interest rates. The indicated yield went from about 2% to 2.6% in a very short period of time only to fall back to about 2.2%. For many, this was a wakeup call. When interest rates move up, bond prices decline. The financial press was overrun with pundits predicting the end of the 32 year run of declining interest rates from the double digit rates in 1980 to the current 2% in the Treasury two year bond yield. Because of the increase in interest rates, the return on our Income Fund was rather modest for the first quarter at 0.07% which was slightly below the Lipper Short and Intermediate-Term bond indices of +1.39% and +1.86% respectively, but just above the Lipper index for long U.S. Treasury bonds which was a negative 0.41%.

Warm Regards,

Dick McCormick


NAV Value as of 3/30/12

Elite Income Fund: $10.37

Growth & Income: $16.44